May 6, 2013

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Todd F. Schiffman

Re:	TriState Capital Holdings, Inc. Registration Statement on Form S-1, as amended (File No. 333-187681), and the corresponding Registration Statement on Form 8-A (File No. 001-35913)

Acceleration Request

Requested Date:     May 8, 2013

Requested Time:     4:01 PM Eastern Time

Ladies and Gentlemen:

TriState Capital Holdings, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Chet A. Fenimore, an attorney with the Registrant’s outside legal counsel, Fenimore, Kay, Harrison & Ford LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Fenimore at (512) 583-5901, or in his absence to Stephanie Kalahurka, an attorney at Fenimore, Kay, Harrison & Ford LLP, at (512) 583-5903.

Sincerely,

TRISTATE CAPITAL HOLDINGS, INC.

By:	/s/ James F. Getz
James F. Getz
Chairman, Chief Executive Officer & President